Exhibit 99.1

IGI Reports First Quarter of 2025 Unaudited Financial Results

HAMILTON, Bermuda, May 6, 2025 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the first quarter of 2025.

Highlights for the first quarter of 2025 include:

(in millions of U.S. Dollars, except percentages and per share information)	Quarter Ended March 31,
	2025	2024
Gross written premiums	$206.5	$181.6
Net premiums earned	$112.8	$114.5
Underwriting income (1)	$27.9	$52.0
Net investment income	$15.5	$15.4
Net income	$27.3	$37.9
Combined ratio (1)	94.4%	74.1%
Earnings per share (diluted) (2)	$0.59	$0.84
Return on average equity (3)	16.7%	27.6%
Core operating income (3)	$19.5	$40.0
Core operating earnings per share (diluted) (3)	$0.42	$0.89
Core operating return on average equity (3)	12.0%	29.2%

(1)	See “Supplementary Financial Information” below.
(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.
(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Mr. Waleed Jabsheh said, “We posted relatively solid results for the first quarter of 2025, highlighted by a combined ratio of 94.4% and a return on average equity of 16.7%. Against a backdrop of significantly elevated natural catastrophe and large loss activity and significant macroeconomic uncertainty, including currency volatility, our performance for the first quarter of this year clearly underscores our value proposition and the strength of our diversification strategy.”

“While market conditions are becoming more challenging overall, we remain positive about the year ahead. We have consistently demonstrated our ability to manage through all market cycles and to create value through intelligent and disciplined risk selection and shifting to those lines and markets with the best risk-adjusted returns, as well as returning excess capital to shareholders. Already in the first quarter of 2025, we have returned $43.5 million to shareholders in dividends, including a special dividend, and share repurchases.”

Results for the Periods ended March 31, 2025 and 2024

The Company generated net income for the quarters ended March 31, 2025 and 2024 of $27.3 million and $37.9 million, respectively.

Core operating income, a non-GAAP measure, was $19.5 million for the first quarter of 2025, compared to $40.0 million for the same period in 2024. The Company generated a core operating return on average equity (annualized) of 12.0% and 29.2% for the first quarters of 2025 and 2024, respectively.

Gross written premiums increased by 13.7% to $206.5 million in the quarter ended March 31, 2025, compared to $181.6 million for the comparable period in 2024. The increase was primarily in the Reinsurance Segment.

The first quarter of 2025 was impacted by a higher level of loss activity compared to the first quarter of 2024, resulting in underwriting income of $27.9 million for the first quarter of 2025 compared to $52.0 million for the first quarter of 2024.

The loss ratio was 55.5% for the quarter ended March 31, 2025, compared to 38.7% for the same period in 2024, largely driven by catastrophe losses (“CAT losses”) of $28.2 million in the first quarter of 2025, compared to $10.8 million in the first quarter of 2024.

The net policy acquisition expense ratio for the first quarter of 2025 was 19.8%, compared to 15.9% for the same quarter of 2024, primarily due to the higher level of reinstatement premiums recorded in the first quarter of 2025. The first quarter of 2025 experienced an increase in net policy acquisition expenses of $4.1 million and increase in ceded written premium of $10.4 million, of which $7.3 million was reinstatement premiums on loss affected business.

The general & administrative expense ratio was 19.1% for the first quarter of 2025, compared to 19.5% for the same quarter of 2024.

The combined ratio was 94.4% for the first quarter of 2025, compared to 74.1% for the first quarter of 2024.

Segment Results

The Specialty Short-tail Segment, which represented 46% of the Company’s gross written premiums for the quarter ended March 31, 2025, generated gross written premiums of $96.0 million for the first quarter of 2025, compared to $94.2 million for the first quarter of 2024. Net premiums earned were $57.3 million for the first quarter of 2025, compared to $60.5 million for the same quarter of 2024. Underwriting income was $25.0 million for the first quarter of 2025, compared to $35.3 million for the same quarter of 2024, with the decrease primarily driven by a higher level of net loss and loss adjustment expenses due to a higher level of CAT losses and a lower level of net premiums earned during the first quarter of 2025, compared to the same period in 2024.

The Specialty Long-tail Segment, which represented 20% of the Company’s gross written premiums for the quarter ended March 31, 2025, recorded gross written premiums of $40.5 million for the first quarter of 2025, compared to $38.7 million for the first quarter of 2024. Net premiums earned for the quarter ended March 31, 2025 were $30.6 million, a decrease of 17.7% compared to $37.2 million for the same quarter of 2024. This segment recorded an underwriting loss of $7.5 million in the first quarter of 2025, compared to income of $9.9 million in the first quarter of 2024, largely due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned for the first quarter of 2025, compared to the same period in 2024.

The Reinsurance Segment, which represented 34% of the Company’s gross written premiums for the quarter ended March 31, 2025, recorded gross written premiums of $70.0 million, reflecting an increase of 43.7% when compared to $48.7 million for the first quarter of 2024. Net premiums earned for the quarter ended March 31, 2025 were $24.9 million, an increase of $8.1 million or 48.2%, compared to $16.8 million for the same quarter in 2024. Underwriting income increased 52.9% to $10.4 million for the first quarter of 2025, compared to $6.8 million for the first quarter of 2024, primarily the result of the higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses which included a higher level of CAT losses during the first quarter of 2025.

Investment Results

Investment income increased by 15.3% to $13.6 million in the first quarter of 2025, compared to the first quarter of 2024, driven by higher yields on a larger fixed income portfolio. The annualized investment yield on average total investments and cash and cash equivalents was 4.3% for the first quarter of 2025, up from 4.2% in the corresponding period of 2024. Net investment income was $15.5 million for the first quarter of 2025, compared to $15.4 million for the first quarter of 2024.

Net Foreign Exchange Gain (Loss)

The net foreign exchange gain for the first quarter of 2025 was $7.2 million, compared to a loss of $4.3 million for the first quarter of 2024, both of which primarily represent currency revaluation movements. The first quarter of 2025 experienced positive currency movement in the Company’s major transactional currencies (mainly the Pound Sterling and the Euro) against the U.S. Dollar, compared to negative currency movement for the first quarter of 2024.

Change in Fair Value of Derivative Financial Liabilities

The change in fair value of derivative financial liabilities for the first quarter of 2025 was $nil compared to $2.1 million for the same quarter of 2024, as all the earnout shares vested in 2024.

Total Shareholders’ Equity

Total shareholders’ equity at March 31, 2025 was $650.4 million, compared to $654.8 million at December 31, 2024. Return on average equity (annualized) was 16.7% for the first quarter of 2025, compared to 27.6% for the first quarter of 2024.

The movement in total shareholders’ equity during the quarter ended March 31, 2025 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended March 31, 2025
Total Shareholders’ equity at beginning of period	$654.8
Net income	$27.3
Unrealized gains on available-for-sale investments	$10.1
Purchase of treasury shares (a)	$(3.8)
Issuance of common shares under share-based compensation plan	$1.7
Cash dividends declared	$(39.7)
sTotal shareholders’ equity at March 31, 2025	$650.4

Book value per share was $14.65 at March 31, 2025, reflecting a decrease of 1.3% over book value per share of $14.85 at December 31, 2024.

(a)	In the first quarter of 2025, the Company repurchased 159,253 common shares at an average price per share of $23.80. At March 31, 2025, the Company had approximately 2.1 million common shares remaining under its existing 7.5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended March 31,
(in millions of U.S. Dollars except per share data)	2025	2024

Gross written premiums	$206.5	$181.6
Ceded written premiums	$(48.9)	$(38.5)
Net written premiums	$157.6	$143.1
Net change in unearned premiums	$(44.8)	$(28.6)
Net premiums earned	$112.8	$114.5
Investment income	$13.6	$11.8
Net realized gain on investments	$1.1	-
Net unrealized gain on investments	$0.9	$3.5
Change in allowance for expected credit losses on investments	$(0.1)	$0.1
Net investment income	$15.5	$15.4
Other revenues	$0.7	$0.2
Total revenues	$129.0	$130.1
Expenses
Net loss and loss adjustment expenses	$(62.6)	$(44.3)
Net policy acquisition expenses	$(22.3)	$(18.2)
General and administrative expenses	$(21.6)	$(22.3)
Change in allowance for expected credit losses on receivables	$0.6	$(0.2)
Change in fair value of derivative financial liabilities	-	$(2.1)
Other expenses	$(1.6)	$(1.3)
Net Foreign exchange gain (loss)	$7.2	$(4.3)
Total expenses	$(100.3)	$(92.7)
Income before income taxes	$28.7	$37.4
Income tax (expense) credit	$(1.4)	$0.5
Net income for the period	$27.3	$37.9
Diluted earnings per share attributable to equity holders (1)	$0.59	$0.84

(1)	See “Note to the Consolidated Financial Statements (Unaudited)”.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at March 31, 2025	As at December 31, 2024
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,022.9	$1,002.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$22.4	$29.0
Other investments, at fair value	$12.3	$12.3
Short-term investments	$107.1	$89.5
Term deposits	$0.7	$0.7
Equity-method investments measured at fair value	$1.9	$1.9
Total investments	$1,169.3	$1,137.5
Cash and cash equivalents	$103.1	$155.2
Accrued investment income	$14.6	$15.3
Premiums receivable	$311.3	$256.0
Reinsurance recoverables	$244.7	$225.7
Ceded unearned premiums	$105.8	$113.3
Deferred policy acquisition costs, net of ceding commissions	$75.9	$67.1
Deferred tax assets, net	$5.0	$7.0
Other assets	$61.2	$60.5
TOTAL ASSETS	$2,090.9	$2,037.6

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$787.9	$794.2
Unearned premiums	$502.6	$465.3
Insurance and reinsurance payables	$94.2	$90.1
Other liabilities	$55.8	$33.2
TOTAL LIABILITIES	$1,440.5	$1,382.8

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.5	$0.5
Additional paid-in capital	$139.3	$144.9
Treasury shares	$(0.3)	$(3.7)
Accumulated other comprehensive loss, net of taxes	$(8.5)	$(18.6)
Retained earnings	$519.4	$531.7
TOTAL SHAREHOLDERS’ EQUITY	$650.4	$654.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,090.9	$2,037.6

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended March 31,
	2025	2024

Loss ratio (a)	55.5%	38.7%
Net policy acquisition expense ratio (b)	19.8%	15.9%
General and administrative expense ratio (c)	19.1%	19.5%
Expense ratio (d)	38.9%	35.4%
Combined ratio (e)	94.4%	74.1%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.
(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.
(c)	Represents general and administrative expenses as a percentage of net premiums earned.
(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.
(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at March 31, 2025	As at December 31, 2024

Common shares outstanding (in millions)*	45.3	45.1
Minus: Unvested shares (in millions)**	0.9	1.0
Number of vested common outstanding shares (in millions) (a)	44.4	44.1

Total shareholders’ equity (b)	$650.4	$654.8
Book value per share (b)/(a)	$14.65	$14.85

*	Common shares issued and outstanding as at December 31, 2024 are as follows:

No. of shares as at
March 31, 2025
Vested common shares as of December 31, 2024	44,117,721
Treasury shares balance as of December 31, 2024	154,011
Vested restricted share awards	467,513
Granted employee stock purchase plan	13,606
Cancelled treasury shares	(306,759)
Treasury shares balance as of March 31, 2025	(6,505)
Total vested common shares as of March 31, 2025	44,439,587

Unvested restricted shares awards as of March 31, 2025	843,707
Unvested employee stock purchase plan as of March 31, 2025	13,606
Total unvested shares as of March 31, 2025	857,313
Total common shares outstanding as of March 31, 2025	45,296,900

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At March 31, 2025, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended March 31, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$40.5	$96.0	$70.0	$206.5
Ceded written premiums	$(11.7)	$(35.5)	$(1.7)	$(48.9)
Net written premiums	$28.8	$60.5	$68.3	$157.6
Net change in unearned premiums	$1.8	$(3.2)	$(43.4)	$(44.8)
Net premiums earned	$30.6	$57.3	$24.9	$112.8

Net loss and loss adjustment expenses	$(29.9)	$(21.7)	$(11.0)	$(62.6)
Net policy acquisition expenses	$(8.2)	$(10.6)	$(3.5)	$(22.3)
Underwriting (loss) income	$(7.5)	$25.0	$10.4	$27.9

For the quarter ended March 31, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$38.7	$94.2	$48.7	$181.6
Ceded written premiums	$(8.0)	$(29.0)	$(1.5)	$(38.5)
Net written premiums	$30.7	$65.2	$47.2	$143.1
Net change in unearned premiums	$6.5	$(4.7)	$(30.4)	$(28.6)
Net premiums earned	$37.2	$60.5	$16.8	$114.5

Net loss and loss adjustment expenses	$(20.9)	$(15.5)	$(7.9)	$(44.3)
Net policy acquisition expenses	$(6.4)	$(9.7)	$(2.1)	$(18.2)
Underwriting income	$9.9	$35.3	$6.8	$52.0

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except percentages)	2025	2024
Investment income	$13.6	$11.8
Average total investments and cash and cash equivalents(i)	$1,298.0	$1,154.5
Investment Yield (annualized)	4.3%	4.2%

(i)	This represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except share and per share information)	2025	2024
Net income for the period	$27.3	$37.9
Minus: Net income attributable to the earnout shares	-	$0.4
Minus: Dividends attributable to restricted share awards	$0.8	$0.1
Net income available to common shareholders (a)	$26.5	$37.4
Weighted average number of shares – diluted (in millions of shares) (b)*	44.8	44.3
Diluted earnings per share attributable to equity holders (a/b)	$0.59	$0.84

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended March 31,
(In millions of U.S. Dollars, except percentages)	2025	2024
Net premiums earned (a)	$112.8	$114.5
Net loss and loss adjustment expenses (b)	$(62.6)	$(44.3)
Net policy acquisition expenses (c)	$(22.3)	$(18.2)
General and administrative expenses (d)	$(21.6)	$(22.3)
Prior years favorable development (e)	$(25.8)	$(22.2)
Current accident year CAT losses (f)*	$28.2	$10.8

Combined ratio ((b+c+d)/a)**	94.4%	74.1%
Minus: Prior years favorable development (e/a)	(22.9)%	(19.4)%
Accident year combined ratio	117.3%	93.5%
Minus: CAT losses on an accident year basis (f/a)	25.0%	9.4%
Accident year combined ratio prior to CAT losses	92.3%	84.1%

*	The CAT losses for the quarter ended March 31, 2025 are primarily attributable to $17.5 million of combined reserves recorded for the Southern California wildfires (in the Reinsurance Segment), the earthquakes in Taiwan and the Bridgewater Canal breach in Manchester, UK (all in the Short-tail Segment), and a general CAT reserve of $9.7 million.

The CAT losses for the first quarter ended March 31, 2024 are primarily attributable to $10.4 million of general CAT reserve recorded primarily in the Short-tail Segment and to a lesser extent in the Reinsurance Segment.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended March 31,
	2025		2024
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current accident year net incurred claims and loss ratio	$62.6	55.5%	$44.3	38.7%
Minus: Current accident year CAT losses	$28.2	25.0%	$10.8	9.4%
Minus: Effect of prior years’ loss development	$(25.8)	(22.9)%	$(22.2)	(19.4)%
Current Accident year (Prior to CAT losses)	$60.2	53.4%	$55.7	48.7%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2025	2024
Net income for the period	$27.3	$37.9
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	$(1.1)	-
Tax impact of net unrealized (gain) on investments(i)	$0.1	-
Net unrealized (gain) on investments	$(0.9)	$(3.5)
Tax impact of net unrealized gain on investments(i)	$0.2	-
Change in allowance for expected credit losses on investments	$0.1	$(0.1)
Tax impact of change in allowance for expected credit losses on investments(i)	-	$(0.1)
Change in fair value of derivative financial liabilities	-	$2.1
Net foreign exchange (gain) loss	$(7.2)	$4.3
Tax impact of net foreign exchange (gain) loss(i)	$1.0	$(0.6)
Core operating income	$19.5	$40.0
Average shareholders’ equity (ii)	$652.7	$548.8
Core operating return on average equity (annualized) (iii) and (v)	12.0%	29.2%
Diluted core operating earnings per share (iv)	$0.42	$0.89
Return on average equity (annualized) (v)	16.7%	27.6%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.
ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.
iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.
iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended March 31,
(in millions of U.S. Dollars, except per share information)	2025	2024
Core operating income for the period	$19.5	$40.0
Minus: Core operating income attributable to earnout shares	-	$0.4
Minus: Dividends attributable to restricted share awards	$0.8	$0.1
Core operating income available to common shareholders (a)	$18.7	$39.5
Weighted average number of shares – diluted (in millions of shares) (b)	44.8	44.3
Diluted core operating earnings per share (a/b)	$0.42	$0.89

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a First Quarter 2025 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of the military conflict between Israel, Hamas, Hezbollah, and Iran; (8) the effects of the Houthis disruption of Red Sea international shipping routes; (9) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations

M: + 44 (0) 7384 514785

Email: robin.sidders@iginsure.coms

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com